Exhibit 99.1

 Sempra Energy®

NEWS RELEASE

Media Contacts: Doug Kline
                    Sempra Energy
                    (877) 866-2066
                    www.sempra.com

Financial Contacts: Jeff Martin/Karen Sedgwick
                     Sempra Energy
                     (877) 736-7727

SEMPRA ENERGY REPORTS HIGHER THIRD-QUARTER 2006 EARNINGS

- **Company Reports $332 Million in Income From Continuing Operations, Excluding Asset Sales**
- **Earnings Guidance Raised for 2006**

SAN DIEGO, Nov. 2, 2006 – Sempra Energy (NYSE: SRE) today reported earnings of $653 million, or $2.49 per diluted share, in the third quarter 2006, up from $221 million, or $0.86 per diluted share, in the same period last year. Third-quarter 2006 earnings included income of $110 million from discontinued operations, compared with $5 million in the prior-year period.

Income from continuing operations in the third quarter 2006 was $543 million, or $2.07 per diluted share. Continuing operations included a $211 million gain from the sale of several Texas power plants. Excluding the impact of these asset sales, third-quarter 2006 income from continuing operations was $332 million, or $1.27 per diluted share.

Third-quarter 2005 net income benefited from several one-time items totaling $141 million, offset by a $189 million after-tax effect from an increase in litigation reserves.

-more-

For the first nine months of 2006, Sempra Energy's earnings were $1.28 billion, or $4.92 per diluted share, compared with $565 million, or $2.26 per diluted share, during the same period in 2005. Excluding the impact of the sale of the Texas power plants, nine-month income from continuing operations in 2006 was $758 million, or $2.91 per diluted share.

"Our strategy is to grow both our natural gas infrastructure businesses and our California utilities, while divesting non-core assets," said Donald E. Felsinger, chairman and chief executive officer of Sempra Energy. "Execution of this plan has been very successful to date. Given our strong results through the first nine months of the year, we are increasing our earnings guidance for 2006."

Felsinger said the company has raised its 2006 earnings guidance to a range of $3.50 per share to $3.70 per share from continuing operations, excluding gains on asset sales, from the previous range of $3.40 per share to $3.60 per share.

Sempra Energy's revenues in the third quarter 2006 were approximately $2.7 billion, unchanged from the year-ago quarter.

OPERATING HIGHLIGHTS

Sempra Utilities

Third-quarter net income for Southern California Gas Co. (SoCalGas) rose to $61 million in 2006 from $36 million last year. In the prior-year's quarter, SoCalGas recorded a $53 million after-tax increase in litigation reserves, partially offset by an $18 million benefit from the resolution of prior-years' tax issues.

San Diego Gas & Electric (SDG&E) had net income of $70 million in the third quarter 2006, compared with $102 million in the same quarter last year. In the third quarter 2006, SDG&E benefited from a favorable regulatory outcome and contributions from its new Palomar Energy Center. In the year-ago quarter, SDG&E recorded a $39 million benefit from the resolution of prior-years' tax issues and a $27 million benefit from an electric-transmission cost settlement, offset by the effect of a $27 million after-tax increase in litigation reserves.

In August 2006, the California Independent System Operator, the agency that manages the state's power grid, endorsed SDG&E's proposal to build Sunrise Powerlink, a major new transmission line. The project, if approved by the California Public Utilities Commission, will be built and placed into service in 2010.

Sempra Commodities

Sempra Commodities' third-quarter net income was $105 million in 2006, compared with $161 million last year. In the third quarter 2005, Sempra Commodities had a $16 million benefit from the resolution of prior-years' tax issues and a $38 million after-tax gain related to asset sales, partially offset by the effect of a $14 million after-tax increase in litigation reserves. During the recent quarter, Sempra Commodities' results in natural gas, power marketing and metals were strong, while margins in its petroleum marketing business were lower.

Sempra Generation

Net income for Sempra Generation in the third quarter 2006 was $265 million, up from $24 million in the third quarter 2005. In the recent quarter, Sempra Generation benefited from a net gain of $211 million from the sale of the company's 50-percent stake in several Texas power plants, as well as lower project-development and operating costs. Third-quarter 2005 earnings were affected by $19 million from temporary mark-to-market losses on forward sales.

Sempra Pipelines & Storage

Third-quarter net income for Sempra Pipelines & Storage was $19 million in 2006, unchanged from the prior-year's quarter.

During the recent quarter, Sempra Pipelines & Storage and ProLiance Transportation and Storage, LLC, announced they acquired three existing salt caverns representing 10 billion cubic feet (Bcf) to 12 Bcf of potential natural gas storage capacity and more than 150 acres of property in Cameron Parish, La. Once developed, the newly acquired property and caverns would become an extension of Liberty Gas Storage – a nearby natural gas storage facility the two companies currently are constructing.

Sempra LNG

Sempra LNG reported a loss of $13 million in the third quarter 2006, compared with a loss of $5 million in the same quarter last year.

Construction on Sempra LNG's Mexico receipt terminal – planned to be operational in 2008 -- is now more than 50-percent complete. Sempra LNG's Louisiana receipt terminal also is under construction and on schedule for completion in late 2008.

Internet Broadcast

Sempra Energy will broadcast a live discussion of its earnings results over the Internet today at 1 p.m. EST with key company executives. Access is available by logging onto the Web site at www.sempra.com. For those unable to log onto the live Webcast, the teleconference will be available on replay a few hours after its conclusion by dialing (706) 645-9291 and entering the passcode, 9434558.

Sempra Energy, based in San Diego, is a Fortune 500 energy services holding company with 2005 revenues of $11.7 billion. The Sempra Energy companies' 14,000 employees serve more than 29 million consumers in the United States, Europe, Canada, Mexico, South America and Asia.

Income-statement information by business unit is available on Sempra Energy's Web site at http://www.sempra.com/downloads/3Q2006_Table_All.pdf.

###

respect to the future and other risks, including, among others: local, regional, national and international economic, competitive, political, legislative and regulatory conditions and developments; actions by the California Public Utilities Commission, the California State Legislature, the California Department of Water Resources, the Federal Energy Regulatory Commission and other regulatory bodies in the United States and other countries; capital markets conditions, inflation rates, interest rates and exchange rates; energy and trading markets, including the timing and extent of changes in commodity prices; the availability of natural gas and liquefied natural gas; weather conditions and conservation efforts; war and terrorist attacks; business, regulatory, environmental, and legal decisions and requirements; the status of deregulation of retail natural gas and electricity delivery; the timing and success of business development efforts; the resolution of litigation; and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the company. These risks and uncertainties are further discussed in the company's reports filed with the Securities and Exchange Commission that are available through the EDGAR system without charge at its Web site, www.sec.gov and on the company's Web site, www.sempra.com.

Sempra LNG and Sempra Pipelines & Storage are not the same companies as the utilities, SDG&E or SoCalGas, and are not regulated by the California Public Utilities Commission. Sempra Energy Trading, doing business as Sempra Commodities, and Sempra Generation are not the same companies as the utilities, SDG&E or SoCalGas, and the California Public Utilities Commission does not regulate the terms of their products and services.

SEMPRA ENERGY
Table A

STATEMENTS OF CONSOLIDATED INCOME

(Dollars in millions, except per share amounts)	Three months ended September 30, 2006		Three months ended September 30, 2005		Nine months ended September 30, 2006		Nine months ended September 30, 2005	
	(Unaudited)							
Operating revenues								
Sempra Utilities	$	1,494	$	1,495	$	5,190	$	4,783
Sempra Global and parent		1,200		1,215		3,326		2,797
Total operating revenues		2,694		2,710		8,516		7,580
Operating expenses								
Sempra Utilities:								
Cost of natural gas		412		547		2,077		2,060
Cost of electric fuel and purchased power		203		146		566		437
Other cost of sales		716		709		1,936		1,796
Other operating expenses		657		705		1,979		1,758
Litigation expense		12		325		43		341
Depreciation and amortization		163		152		491		466
Franchise fees and other taxes		67		59		208		181
Losses (gains) on sale of assets, net		(2)		(99)		1		(104)
Total operating expenses		2,228		2,544		7,301		6,935
Operating income		466		166		1,215		645
Other income, net		376		19		375		24
Interest income		34		28		73		50
Interest expense		(90)		(74)		(273)		(220)
Preferred dividends of subsidiaries		(2)		(2)		(7)		(7)
Income from continuing operations before income taxes and equity in earnings of certain unconsolidated subsidiaries		784		137		1,383		492
Income tax expense (benefit)		257		(63)		461		(22)
Equity in earnings of certain unconsolidated subsidiaries		16		16		40		42
Income from continuing operations		543		216		962		556
Discontinued operations, net of income tax		110		5		319		9
Net income	$	653	$	221	$	1,281	$	565
Basic earnings per share:								
Income from continuing operations	$	2.11	$	0.85	$	3.76	$	2.28
Discontinued operations, net of income tax		0.43		0.02		1.25		0.04
Net income	$	2.54	$	0.87	$	5.01	$	2.32
Weighted-average number of shares outstanding (thousands)		257,487		252,974		255,834		243,342
Diluted earnings per share:								
Income from continuing operations	$	2.07	$	0.84	$	3.69	$	2.22
Discontinued operations, net of income tax		0.42		0.02		1.23		0.04
Net income	$	2.49	$	0.86	$	4.92	$	2.26
Weighted-average number of shares outstanding (thousands)		262,102		257,370		260,587		249,874
Dividends declared per share of common stock	$	0.30	$	0.29	$	0.90	$	0.87

The statements above reflect the decisions in 2006 to dispose of the Twin Oaks power plant, Sempra Energy Production Company, and the Energy Services and Facilities Management businesses, all within Sempra Generation, and Bangor Gas and Frontier Energy, both within Sempra Pipelines & Storage.

SEMPRA ENERGY
Table B

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)		September 30, 2006		December 31, 2005
		(Unaudited)		
Assets				
Current assets:				
Cash and cash equivalents	$	1,501	$	769
Restricted cash		165		12
Accounts receivable		702		1,145
Deferred income taxes		336		134
Interest receivable		43		29
Trading-related receivables and deposits, net		2,754		3,370
Derivative trading instruments		4,278		4,502
Commodities owned		2,025		2,498
Regulatory assets		217		255
Inventories		300		205
Other		269		297
Current assets of continuing operations		12,590		13,216
Current assets of discontinued operations		145		611
Total current assets		12,735		13,827
Investments and other assets:				
Due from unconsolidated affiliates		21		21
Regulatory assets arising from fixed-price contracts and other derivatives		364		398
Other regulatory assets		707		713
Nuclear decommissioning trusts		669		638
Investments		1,062		1,091
Sundry		808		802
Total investments and other assets		3,631		3,663
Property, plant and equipment, net		12,680		11,756
Total assets	$	29,046	$	29,246
Liabilities and Shareholders' Equity				
Current liabilities:				
Short-term debt	$	411	$	1,043
Accounts payable		1,256		1,394
Income taxes payable		132		86
Trading-related payables		3,192		4,127
Derivative trading instruments		2,903		3,246
Commodities sold with agreement to repurchase		488		634
Dividends and interest payable		153		140
Regulatory balancing accounts, net		349		192
Fixed-price contracts and other derivatives		100		130
Current portion of long-term debt		842		98
Other		796		1,012
Current liabilities of continuing operations		10,622		12,102
Current liabilities of discontinued operations		174		151
Total current liabilities		10,796		12,253
Long-term debt		4,416		4,815
Deferred credits and other liabilities:				
Due to unconsolidated affiliate		162		162
Customer advances for construction		123		110
Postretirement benefits other than pensions		122		121
Deferred income taxes		355		214
Deferred investment tax credits		68		73
Regulatory liabilities arising from removal obligations		2,388		2,313
Asset retirement obligations		996		958
Other regulatory liabilities		220		200
Fixed-price contracts and other derivatives		368		400
Deferred credits and other		1,377		1,288
Total deferred credits and other liabilities		6,179		5,839
Preferred stock of subsidiaries		179		179
Shareholders' equity		7,476		6,160
Total liabilities and shareholders' equity	$	29,046	$	29,246

The statements above reflect the decisions in 2006 to dispose of the Twin Oaks power plant, Sempra Energy Production Company, and the Energy Services and Facilities Management businesses, all within Sempra Generation, and Bangor Gas and Frontier Energy, both within Sempra Pipelines & Storage.

SEMPRA ENERGY
Table C

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

	Nine months ended September 30,	
(Dollars in millions)	2006	2005
	(Unaudited)	
Cash Flows from Operating Activities:		
Income from continuing operations	$ 962	$ 556
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:		
Depreciation and amortization	491	466
Losses (gains) on sale of assets	1	(104)
Impairment losses	3	12
Deferred income taxes and investment tax credits	(56)	(169)
Equity in income of unconsolidated subsidiaries	(380)	(46)
Tax benefits from share-based awards	(18)	-
Other	73	45
Quasi-reorganization resolution	12	-
Net changes in other working capital components	263	(328)
Changes in other assets	41	(2)
Changes in other liabilities	12	335
Net cash provided by continuing operations	1,404	765
Net cash used in discontinued operations	(13)	(70)
Net cash provided by operating activities	1,391	695
Cash Flows from Investing Activities:		
Expenditures for property, plant and equipment	(1,341)	(940)
Proceeds from sale of assets from continuing operations	36	275
Expenditures for investments	(126)	(80)
Distribution from investment	104	-
Purchases of nuclear decommissioning and other trust assets	(500)	(200)
Proceeds from sales by nuclear decommissioning and other trusts	476	168
Increase in restricted cash balance	(153)	3
Dividends received from unconsolidated affiliates	410	49
Other	(27)	(12)
Net cash used in continuing operations	(1,121)	(737)
Net cash provided by (used in) discontinued operations	778	(18)
Net cash used in investing activities	(343)	(755)
Cash Flows from Financing Activities:		
Common dividends paid	(203)	(193)
Issuances of common stock	89	692
Repurchases of common stock	(12)	(95)
Issuances of long-term debt	422	255
Redemption of mandatorily redeemable preferred securities	-	(200)
Payments on long-term debt	(81)	(207)
Decrease in short-term debt, net	(632)	(97)
Financing transaction related to Sempra Financial	83	-
Tax benefits from share-based awards	18	-
Other	(2)	(3)
Net cash provided by (used in) continuing operations	(318)	152
Net cash provided by (used in) discontinued operations	2	(7)
Net cash provided by (used in) financing activities	(316)	145
Increase in cash and cash equivalents	732	85
Cash and cash equivalents, January 1	769	415
Cash and cash equivalents, September 30	$ 1,501	$ 500

The statements above reflect the decisions in 2006 to dispose of the Twin Oaks power plant, Sempra Energy Production Company, and the Energy Services and Facilities Management businesses, all within Sempra Generation, and Bangor Gas and Frontier Energy, both within Sempra Pipelines & Storage.

SEMPRA ENERGY
Table D

BUSINESS UNIT EARNINGS AND CAPITAL EXPENDITURES & INVESTMENTS (Unaudited)

(Dollars in millions)	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
Net Income				
Sempra Utilities:				
San Diego Gas & Electric	$ 70	$ 102	$ 182	$ 190
Southern California Gas	61	36	168	163
Total Sempra Utilities	131	138	350	353
Sempra Global:				
Sempra Commodities	105	161	290	216
Sempra Generation*	265	24	322	91
Sempra Pipelines & Storage*	19	19	58	48
Sempra LNG	(13)	(5)	(35)	(15)
Total Sempra Global	376	199	635	340
Parent & Other	36	(121)	(23)	(137)
Continuing Operations	543	216	962	556
Discontinued Operations, Net of Income Tax	110	5	319	9
Consolidated Net Income	$ 653	$ 221	$ 1,281	$ 565

* Excludes amounts now classified as discontinued operations.

CAPITAL EXPENDITURES & INVESTMENTS (Unaudited)

(Dollars in millions)	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
Capital Expenditures and Investments				
Sempra Utilities:				
San Diego Gas & Electric	$ 157	$ 146	$ 880	$ 342
Southern California Gas	91	99	284	245
Total Sempra Utilities	248	245	1,164	587
Sempra Global:				
Sempra Generation	2	110	37	193
Sempra Commodities	13	32	43	61
Sempra Pipelines & Storage	66	3	212	10
Sempra LNG	121	43	466	156
Total Sempra Global	202	188	758	420
Parent & Other	4	7	(455)	13
Consolidated Capital Expenditures and Investments	$ 454	$ 440	$ 1,467	$ 1,020

The statements above reflect the decisions in 2006 to dispose of the Twin Oaks power plant, Sempra Energy Production Company, and the Energy Services and Facilities Management businesses, all within Sempra Generation, and Bangor Gas and Frontier Energy, both within Sempra Pipelines & Storage.

SEMPRA ENERGY
Table E

OTHER OPERATING STATISTICS (Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
SEMPRA UTILITIES	2006	2005	2006	2005
Revenues (Dollars in millions)				
SDG&E (excludes intercompany sales)	$ 700	$ 596	$ 2,078	$ 1,747
SoCalGas (excludes intercompany sales)	$ 794	$ 899	$ 3,112	$ 3,036
Gas Sales (Bcf)	62	67	292	290
Transportation and Exchange (Bcf)	165	142	419	381
Total Deliveries (Bcf)	227	209	711	671
Total Gas Customers (Thousands)			6,446	6,358
Electric Sales (Millions of kWhs)	5,022	4,300	12,897	11,988
Direct Access (Millions of kWhs)	915	865	2,569	2,493
Total Deliveries (Millions of kWhs)	5,937	5,165	15,466	14,481
Total Electric Customers (Thousands)			1,350	1,333

SEMPRA GENERATION				
Power Sold (Millions of kWhs)	5,470	4,557 (1)	14,054	12,131 (1)

(1) Revised to exclude the Twin Oaks, Coleto Creek and Topaz power plants.

SEMPRA PIPELINES & STORAGE

(Represents 100% of these subsidiaries, although only the Mexican subsidiaries are 100% owned by Sempra Energy.)

Natural Gas Sales (Bcf)				
Argentina	89	88	208	210
Mexico	13	12	34	33
Chile	1	1	2	2
Natural Gas Customers (Thousands)				
Argentina			1,527	1,488
Mexico			100	98
Chile			39	37
Electric Sales (Millions of kWhs)				
Peru	1,166	1,058	3,488	3,185
Chile	385	511	1,562	1,752
Electric Customers (Thousands)				
Peru			780	762
Chile			532	518

SEMPRA ENERGY
Table E (Continued)

SEMPRA COMMODITIES

Margin* (Dollars in millions)	Three months ended September 30, 2006		Three months ended September 30, 2005		Nine months ended September 30, 2006		Nine months ended September 30, 2005	
Geographical:								
North America	$	233	$	254	$	839	$	548
Europe/Asia		128		119		152		113
Total	$	361	$	373	$	991	$	661
Product Line:								
Gas	$	146	$	121	$	430	$	122
Power		116		110		327		234
Oil - Crude & Products		27		89		113		160
Metals		53		3		78		42
Other		19		50		43		103
Total	$	361	$	373	$	991	$	661

* Margin consists of net revenues less related costs (primarily brokerage, transportation and storage) plus or minus net interest expense/income, and is used by management in evaluating its geographical and product line performance.

Effect of EITF 02-03 (Dollars in millions)	Three months ended September 30, 2006		Three months ended September 30, 2005		Nine months ended September 30, 2006		Nine months ended September 30, 2005	
Mark-to-Market Earnings **	$	86	$	153	$	329	$	282
Effect of EITF 02-03 ***		19		8		(39)		(66)
GAAP Net Income	$	105	$	161	$	290	$	216

** Represents the fair market value of all commodities transactions. This metric is a useful measurement of profitability because it simultaneously recognizes changes in the various components of transactions and reflects how the business is managed.

*** Consists of the income statement effect of not recognizing changes in the fair market value of certain physical inventories and capacity contracts for transportation and storage.

Net Unrealized Revenue (Dollars in millions)	Fair Market Value September 30, 2006		Scheduled Maturity (in months) 0 - 12		13 - 24		25 - 36		> 36
Sources of Over-the-Counter (OTC) Fair Value:									
Prices actively quoted	$	1,309	$	480	$	546	$	159	$	124
Prices provided by other external sources		70		(4)		2		-		72
Prices based on models and other valuation methods		(13)		-		-		-		(13)
Total OTC Fair Value (1)		1,366		476		548		159		183
Maturity of OTC Fair Value - Cumulative Percentages				34.8%		75.0%		86.6%		100.0%
Exchange Contracts (2)		(45)		156		(71)		(11)		(119)
Total Net Unrealized Revenue at September 30, 2006	$	1,321	$	632	$	477	$	148	$	64
Net Unrealized Revenue - Cumulative Percentages				47.8%		84.0%		95.2%		100.0%

(1) The present value of unrealized revenue to be received or (paid) from outstanding OTC contracts
(2) Cash received or (paid) associated with open Exchange Contracts

Credit Quality of Unrealized Trading Assets (net of margin)	September 30, 2006	December 31, 2005
Commodity Exchanges	14%	2%
Investment Grade	60%	75%
Below Investment Grade	26%	23%

Risk Adjusted Performance Indicators (Mark-to-Market Basis)	Three months ended September 30, 2006		Three months ended September 30, 2005		Nine months ended September 30, 2006		Nine months ended September 30, 2005	
VaR at 95% (Dollars in millions) (1)	$	11.1	$	12.8	$	15.8	$	10.3
VaR at 99% (Dollars in millions) (2)	$	15.6	$	18.0	$	22.3	$	14.6
Risk Adjusted Return on Capital (RAROC) (3)		36%		38%		33%		36%

(1) Average Daily Value-at-Risk for the period using a 95% confidence level
(2) Average Daily Value-at-Risk for the period using a 99% confidence level
(3) Average Daily Trading Margin/Average Daily VaR at 95% confidence level

Physical Statistics				
Natural Gas (BCF/Day)	11.8	11.7	12.0	11.5
Electric (Billions of kWhs)	126.1	107.0	350.0	300.8
Oil & Liquid Products (Millions Bbls/Day)	0.6	0.7	0.7	0.9